Exhibit 10.18

Kopin Corporation

Fiscal Year 2009 Incentive Bonus Plan

In order to meet the Company’s objectives the Compensation Committee approved a compensation plan for 2009 which was more heavily weighted towards incentive pay than in past years. As part of this plan, and in recognition of the current global economic conditions, all officers’ base salaries were maintained at their 2008 levels.

On December 2, 2008, the Company’s 2009 Incentive Plan became effective. The Company’s 2009 Incentive Plan acts as an incentive plan for the fiscal year ending December 26, 2009. Pursuant to this 2009 Incentive Plan, the Officers and eligible employees are eligible to earn incentive compensation if the Company achieves certain financial milestones as adopted by the Company’s Compensation Committee. The purpose of the 2009 Incentive Plan is to further align management’s and shareholder’s interest by providing employees higher levels of compensation for meeting or exceeding the financial milestones, primarily revenue and operating income targets. The 2009 Incentive Plan is designed to pay out approximately 35% of amounts earned in cash and 65% in fully vested common stock of the Company; however if the Company is unable to issue common stock the amounts earned may be paid out solely in the form of cash. A participant may earn his or her incentive compensation if the product line he or she works for meets its milestones even if the other product line does not meet its results. Corporate participants, including Drs. Fan and Choi and Mr. Sneider, will earn 50% of their incentive compensation based on the results of each product line. Any or all of the conditions under the 2009 Incentive Plan may be waived or changed by the Committee in the event of a change in control.

The table below shows examples of what the Officers may be eligible to earn under the 2009 Incentive Plan. It does not include amounts that will be paid as part of the Officer’s annual salary, amounts that can be earned under previous equity awards or any additional awards the Compensation Committee may grant at year end. Column A is the approximate cash amount if the minimum milestones are achieved, column B shows the approximate maximum cash incentive amounts that will be paid if all milestones are achieved, column C shows the number of shares of the Company’s common stock which can be earned if all milestones are achieved and column D is an estimate of the total compensation an Officer could earn if all milestones are achieved. The total incentive compensation is computed as the sum of the incentive compensation paid in cash plus the value of the common stock earned under the 2009 Incentive Plan. The value of the common stock was computed as the maximum number of shares an Officer could earn multiplied by $1.86. The value of the common stock is an approximation of the expense the Company would record through the 2009 Incentive Plan. The actual value to the Officer is dependent on the Company’s common stock price on the day the common stock is earned. Column C below shows the number of shares of restricted stock the Company awarded on December 27, 2008:

Officer	A	B	C	D
Dr. Fan	$100,000	$50,846	50,768	$145,275
Mr. Sneider	$25,000	$25,319	25,280	$72,340
Dr. Tsaur	$25,000	$29,229	29,184	$83,510
Dr. Choi	$25,000	$19,689	19,659	$56,255
Mr. Hill	$25,000	$23,219	23,183	$66,340
Mr. Presz	$25,000	$18,989	18,960	$54,255

Finally, the Compensation Committee granted 75,000 shares of restricted stock, for retention purposes, to Dr. Fan subject to the Company filing its Form 10-K for the year ended December 27, 2008. The restrictions on these shares lapse at the rate of 25% per year over the next four years.